MACON FINANCIAL CORP.

220 One Center Court,

Franklin, North Carolina 28734

November 9, 2011

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Macon Financial Corp.
Request to Withdraw Registration Statement on Form S-1
File No. 333-174826

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-174826), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 10, 2011, and became effective on September 21, 2011.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time due to current market conditions in the United States. No securities have been sold or will be sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Macon Financial Corp., 220 One Center Court, Franklin, North Carolina 28734 with an additional copy to the Registrant’s counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., 230 North Elm Street, Suite 2000, Greensboro, North Carolina 27401, Attention: Iain MacSween.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. MacSween at 336-271-3192.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

MACON FINANCIAL CORP.

By:	/s/ Roger D. Plemens
Roger D. Plemens President and Chief Executive Officer

cc:	Jessica Livingston